Public Shrek Royalties LLC
6 Harrison Street, 5th Floor
New York, NY 10013

July 7, 2023

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Public Shrek Royalties LLC
Offering Statement on Form 1-A
File No. 024-12000

To Whom It May Concern:
We are filing today with the U.S. Securities and Exchange Commission (the “SEC”) an amended Offering Statement of Public Shrek Royalties LLC (the “Issuer,” “we” or “our”) on Form 1-A/A (the “Amended Offering Statement”).
The purpose of the Amended Offering Statement is to update stale data regarding the underlying asset. No other changes have been made to the offering circular. We have not yet commenced operations and have no assets or liabilities at this time, and will not until after the qualification of this offering by the SEC and the offering closes.
Please do not hesitate to contact the undersigned at (843) 442-7908 or keith@public.com, or our counsel, Andrew Stephenson of CrowdCheck Law LLP, at (650) 906-9984 or andrew@crowdchecklaw.com, if you have any questions regarding the Amended Offering Statement.
Sincerely,

Public Shrek Royalties LLC
By: Otis Wealth, Inc., its managing member

By: /s/ Keith Marshall
      Keith Marshall
      President, Secretary, Treasurer & Sole Director

cc:
Andrew Stephenson, Esq.